Exhibit 99.2

March 15, 2012

Mr. Tommy Byrd
Blue Dolphin Energy Company
801 Travis Street, Suite 2100
Houston, Texas 77002
Re: Blue Dolphin Energy Company
Year End Reserve Report
Gulf of Mexico
as of December 31, 2011
SEC Guideline Case

Dear Mr. Tommy Byrd:

Pursuant to your request, Lonquist & Co., LLC (“L&Co”) has estimated the future oil and gas Reserves and projected the associated future revenues net to the interests owned by Blue Dolphin Energy Company as of December 31, 2011. Assets located in the Gulf of Mexico are included in this report. As shown in the following table, Proved Developed Producing (“PDP”) Reserves were evaluated in this report.

Our conclusions, as of December 31, 2011, are summarized below:

	Net to Blue Dolphin Energy Company
	Proved Developed		Proved	Total	Total	Total	Grand
SEC Pricing as of December 31, 2011	Producing	Non-Producing	Undeveloped	Proved[a]	Probable	Possible	Total[a]
Estimated Future Net Oil/Condensate, bbl	25.85	0	0	25.85	0	0	25.85
Estimated Future Net Gas, MMcf	12.93	0	0	12.93	0	0	12.93
Estimated Future Net NGL, bbl	0.00	0	0	0.00	0	0	0.00

Total Future Gross Revenue, M$	56.51	0	0	56.51	0	0	56.51
Estimated Future Production Taxes, M$	0.00	0	0	0.00	0	0	0.00
Estimated Future Operating Expenses, M$	41.92	0	0	41.92	0	0	41.92
Estimated Future Capital Costs, M$	48.60	0	0	48.60	0	0	48.60
Estimated Future Net Revenue (“FNR”), M$	-34.01	0	0	-34.01	0	0	-34.01
Discounted FNR at 10%, M$	-29.79	0	0	-29.79	0	0	-29.79
Discounted FNR at 15%, M$	-27.98	0	0	-27.98	0	0	-27.98

Estimated Net Revenues by Year, M$
2012	14.18	0	0	14.18	0	0	14.18
2013	-48.19	0	0	-48.19	0	0	-48.19
2014	0.00	0	0	0.00	0	0	0.00
Subtotal	-34.01	0	0	-34.01	0	0	-34.01
Thereafter	0	0	0	0	0	0	0
Total	-34.01	0	0	-34.01	0	0	-34.01

Estimated Average Net Production Rate – 2012
Oil/Condensate, B/D	0.06	0	0	0.06	0	0	0.06
Gas, Mcf/D	30.79	0	0	30.79	0	0	30.79
NGL, B/D	0.00	0	0	0.00	0	0

[a]	Totals might not match detailed cash flows due to computer rounding

Blue Dolphin Energy Company - Year End Reserve Report

SEC Pricing as of December 31, 2011

March 15, 2012

Purpose of Report

This report has been prepared to provide the management of Blue Dolphin Energy Company with a projection of estimated remaining Reserves and projected future net revenues as of December 31, 2011 to meet their Security and Exchange Commission SX reporting requirements. These estimates have not been adjusted for risk.

Standards of Practice

This report has been prepared in accordance with our understanding of the Securities and Exchange Commission, SX Reg. § 210.4-10, dated November 18, 1981 as amended September 19, 1989, requiring adherence to definitions of “Proved” oil and gas Reserves. Additionally, at the request of Blue Dolphin, and within the most recently adopted and accepted SEC guidelines (Modernization of Oil and Gas Reporting; Final Rule; January 14, 2009), we have evaluated the Proved Reserves. The SEC oil and gas Reserve definitions are attached hereto.

Liquid hydrocarbon volumes are expressed in standard 42-gallon barrels. All natural gas volumes are sales gas expressed at the official pressure and temperature bases of the areas in which the gas Reserves are located.

All currencies in this report are expressed in U.S. dollars.

Reserve Estimates

Extrapolation of historical production data was utilized for those producing properties where sufficient data were available to suggest decline trends. Reserves assigned to the remaining producing property were determined by performance trends.

As of December 31, 2011, the total PDP net remaining Reserves were estimated to be 26 barrels of oil/condensate and 12.93 MMcf of gas. The net present value, discounted at 10%, of the PDP Reserves was ($29,790). This value is negative due to plug and abandonment costs. The Reserve life index (“R/P”) for the PDP Reserves was estimated to be 1.2 years based on a 6:1 conversion rate.

Product Prices and Differentials

The base product prices of $96.04 per barrel and $4.18 per MMbtu utilized herein are reported by the Energy Information Administration for the closing Contract 1 NYMEX futures oil and gas prices on the first trading day of each month, averaged over the 2011 calendar year. NGL prices in this report were input as 100% of the oil price, and then an NGL price differential was applied on an individual lease basis.

As required by SEC regulations, no price escalations are included in this report. Realized product prices in this report reflect adjustments for heating content, premiums and basis differentials. Where applicable, transportation costs have been included.

Blue Dolphin Energy Company - Year End Reserve Report

SEC Pricing as of December 31, 2011

March 15, 2012

Operating Costs and Expenditures

Direct lease operating expenses were input as dollars per month into the economic models. These data were supplied by Blue Dolphin Energy Company. Operating costs were not escalated in this report.

The individual well projections of oil and gas cease when the operating expenses exceed the gross revenues.

Values Not Considered

In all cases, we have attempted to account for all deductions from gross revenues except for the following:

•	Federal Income Taxes

•	Depreciation, depletion, and/or amortization, if any

•	Costs in excess of revenues of uneconomic leases

•	Environmental restoration costs, if any

•	Product price hedges, if any

No value has been assigned to non-producing acreage or to acreage held by production.

Report Qualifications

Estimates of future revenues were based on projections of recoverable hydrocarbons, rates of production, timing of recompletions and drilling, proration by state and federal agencies, operating costs, direct taxes, and product prices. Any unusual combination of the many factors, including weather, political risk or acts of terrorism could result in future receipts being considerably less or more than those estimated herein.

THE REVENUES AND PRESENT WORTH OF FUTURE NET REVENUES ARE NOT REPRESENTED TO BE MARKET VALUES EITHER FOR THE INDIVIDUAL PROPERTIES OR IN A TOTAL PROPERTY BASIS.

The Reserves and revenues for specific properties should be considered in context with the overall report.

Data Sources

Historical production data were obtained from Blue Dolphin Energy Company and public sources, such as DrillingInfo,com, HPDI, LLC, Lasser Production Data Services, and IHS Energy Data Services. This production data was generally updated though December 2011.

We retain in our files digital databases for all properties and certain other hard copy information that we believe pertinent. We have not inspected the properties evaluated in this report, nor have we conducted independent well tests.

Blue Dolphin Energy Company - Year End Reserve Report

SEC Pricing as of December 31, 2011

March 15, 2012

Independent Evaluation

Neither Lonquist & Co., LLC nor any of its employees have any interest or ownership in the subject properties, and neither our employment nor compensation is contingent on our findings herein.

Sincerely,

( S E A L )	LONQUIST & CO., LLC
Texas Registration No. F-8952

/s/ RICHARD R. LONQUIST, P.E.
Richard R. Lonquist, P.E.
Senior Petroleum Engineer
Texas License No. 73008

Date Signed: March 15, 2012 Austin, Texas